Contact

www.linkedin.com/in/alcuin-guest (LinkedIn)

Top Skills

Artificial Intelligence (AI)

Recruiting

Software as a Service (SaaS)

Languages

English (Native or Bilingual)

Spanish (Professional Working)

Alcuin Guest

Co Founder & CTO @ Fluyo

Greater Oxford Area

Summary

What ChatGPT says about me:

An experienced and visionary Chief Technology Officer (CTO) specializing in mobile app development (React Native) and web app development (React). With a proven track record of delivering innovative software, I have led cross-functional teams to successfully launch award-winning and record-breaking apps.

Throughout my 9 years in the industry, I have spearheaded the development of robust web applications, creating seamless and intuitive user experiences. I bring a strong focus on innovation, integrating emerging technologies like AI and machine learning into projects to drive digital transformation. By implementing agile methodologies and streamlining workflows, I have consistently delivered projects on time and within budget.

As a collaborative and detail-oriented leader, I excel in identifying challenges and implementing effective strategies to overcome them. I am passionate about staying abreast of the latest industry trends and tools, constantly seeking opportunities to drive business growth and create value for clients and stakeholders.

If you are looking for a dynamic and results-driven CTO with expertise in mobile and web app development, let's connect and explore how we can collaborate on creating exceptional digital experiences and driving technological innovation.

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Experience

Fluyo

Co-Founder & CTO

January 2021 - Present (4 years 1 month)

Remote

Building the next big language learning app. Architected the app, then began hiring, onboarding and leading a team of 5-10 full time engineers. Daily engineering in React Native, Typescript, Node, GCP, Detox. Responsible for the entire technical product direction, hiring and interviewing engineers, crafting engineering culture and style guide, mentoring and personal development of the team.

Employers AI
Co-Founder
September 2023 - Present (1 year 5 months)
United Kingdom

Building the future of hiring. Review hundreds of job applications in seconds, more accurately and without human bias, from your existing ATS or using ours. Source the perfect candidate for your job without spending weeks scouring LinkedIn. Take advantage of our Unbiased Employer Certification and prove your commitment to fair and objective hiring. EAI is a suite of tools built for recruitment agencies, startups and corporations to massively streamline and debias their hiring.

24 Development Ltd.
Director
November 2017 - Present (7 years 3 months)
United Kingdom

We're different to your average, grey, industrial park agency.

We know what it feels like to get 5 star reviews for customer service. We know how it feels when you hit your first 100 users. We also know what it takes to serve millions of customers and not crash.

We tailor make websites, apps and marketing campaigns for clients all around Europe. Whether you're a startup building your first product, a scaling retail business or a corporate behemoth, we're here to help.

We're a team of startup founders with years of corporate experience. We're lean, oddly affordable and never compromise on quality.

Need an app, website, web app or marketing campaign? We guarantee you'll love what we help you create.

Greator GmbH

Senior Engineer (React Native)
April 2020 - April 2021 (1 year 1 month)
Remote

As one of the first two members of the engineering team, I helped guide and implement their React Native based app. This was a first for the company, who was undergoing a digital transformation, so getting the app right was critical. We used React Native, Typescript, Redux, GCP, AppCenter and AWS, to build a stable, performant product. We successfully launched to German app stores in late 2020.

ABOUT YOU GmbH
Senior Engineer (React Native)
September 2019 - March 2020 (7 months)
Hamburg Area, Germany

Building Hamburg's fastest growing fashion unicorn. Taking ownership of their React Native mobile app, which serves over 3 million customers a month in 10 different countries. Brought in to improve speed and performance, and have done just that. Daily engineering in React Native, Redux and Typescript. Working alongside QA, PM and other senior developers.

Mangoes
Head Of Engineering (React Native)
March 2019 - March 2020 (1 year 1 month)
Remote

Building the worlds leading destination for anyone trying to eat more plants (or go vegan). Managing a team of 4, plus freelancers, in an Agile SCRUM environment. Daily engineering in React Native, React, Redux, Node.js and Google Cloud. App is available on iOS and Android, and was released before the deadline. We build fast. We're a fully distributed team too, so our engineering team is across timezones. #makingplantbasedeasy

X MACHINES
Frontend Architect (React)
October 2018 - March 2019 (6 months)
Southampton, United Kingdom

The Virtual Forge
Frontend Developer (React)
June 2018 - October 2018 (5 months)
Remote

Day to day:

- React.js + JSX

- Styled Components

- Redux (reselect, saga)

- ESLint (Airbnb), Prettier

- Integrating REST API

- Agile SCRUM

- Fully remote role (Slack, Hangouts)

- Being the only Front End Developer, and taking ownership of the product.

- GIT, VSTS, Swagger, Adobe XD

Vodafone
Frontend Developer (React)
October 2017 - April 2018 (7 months)
Newbury, UK

Day to day:

- HTML5 & SASS (React CSS Modules)

- React.js + JSX

- Agile SCRUM (retros, sprints, standups, VSTS)

- Large team, some of whom remote based (Slack)

- Complex GIT (branching strategies, peer reviews)

- ESLint (Standard style), Prettier

- Huge (and multiple) codebases

- MobX for state management

- Exposure to Jest for unit testing

- Working with PO's, SM's and testers

This Is Our Home - www.tioh.co
Frontend Developer (React & Shopify)
February 2017 - September 2017 (8 months)
Remote

Day to day:

- HTML5 & CSS3

- React.js + JSX

- MobX for state management

- npm, React Static, Netlify (for hosting)

- Git/Bitbucket, Trello (Kanban), Slack

- Firebase Realtime Database + Airtable + Mapbox

- Shopify Buy API and entire integration of eCommerce capability
- UI/UX, User-focused Design
- Adobe Photoshop & Brand identity
- Team management + 100% owning a product
- Remote working

Atomic Media
Frontend Developer (React)
April 2017 - June 2017 (3 months)
Nottingham, United Kingdom

RFA Advertising and Marketing
Frontend Developer
August 2016 - February 2017 (7 months)
Oxford, United Kingdom

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Education

Lancaster University
Bioscience and Economics · (2015 - 2016)

King Edward VI Grammar School, Stratford Upon Avon
Biology, Maths, Physics and Art · (2008 - 2015)